SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-12255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YRC WORLDWIDE INC.

10990 Roe Avenue

Overland Park, Kansas 66211

YELLOW ROADWAY CORPORATION

RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee of YRC Worldwide, Inc.

Yellow Roadway Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Benefits Administrative Committee of

The Yellow Roadway Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri

June 24, 2005

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value:
Mutual funds	$543,707,917	$487,353,214
YRC Worldwide Inc. Stock Fund	144,239,601	199,013,864
SCS Transportation Stock Fund	9,249,231	11,072,491
Common/Collective Trusts	103,596,702	112,573,290
Fidelity Brokeragelink	1,328,257	1,014,125
Participant loans	11,830,267	10,600,246

Total investments	$813,951,975	$821,627,230

Receivables:
Employer’s contributions	$706,603	$940
Participant’s contributions	12,307	2,589
Receivable from Roadway LLC 401 (k) Stock Savings Plan	—	56,452
Accrued interest and other	3,023	395

Total receivables	721,933	60,376

Net assets available for benefits	$814,673,908	$821,687,606

The accompanying notes are an integral part of these statements.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2005 and 2004

	2005	2004
Additions
Investment income:
Interest and dividends	$517,355	$283,022
Net realized and unrealized appreciation in fair value of investments	9,073,592	46,422,409

Total investment income	9,590,947	46,705,431

Contributions:
Participants	43,936,843	20,725,687
Employer	14,837,465	6,307,513
Rollovers	1,770,836	2,618,422

Total contributions	60,545,144	29,651,622

Transfer of assets into the plan	—	459,780,921

Total additions	$70,136,091	$536,137,974

Deductions
Benefits paid to participants	$77,092,710	$22,473,862
Administration expenses	57,079	67,574

Total deductions	77,149,789	22,541,436

Net increase (decrease)	(7,013,698)	513,596,538

Net assets available for benefits:
Beginning of year	821,687,606	308,091,068

End of year	$814,673,908	$821,687,606

The accompanying notes are an integral part of these statements.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of the Yellow Roadway Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is intended to be a combined qualified profit sharing plan and a stock bonus plan under Code Section 401(a) with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k). The part of the Plan that is a stock bonus plan is an employee stock ownership plan. Further, the Plan is intended to constitute a plan described in the Employee Retirement Income Security Act of 1974, as amended (ERISA) Section 404(c) and the related regulations. As a Section 404(c) plan, the fiduciaries under the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by Plan participants and beneficiaries.

The Plan sponsor has appointed the company’s Benefits Administrative Committee as the Plan Administrator and Fidelity Management Trust Company as the Plan trustee. Fidelity Investments Institutional Operations Company Inc., an affiliate of the Plan trustee, provides record-keeping services.

While the Company has not expressed any intent to terminate the Plan or amend or modify the Plan or to discontinue contributions, the Company has reserved the right to do so at any time, subject to the provisions set forth in ERISA. The Plan is subject to the provisions of ERISA.

(b)	Eligibility and Contributions

In general, employees of YRC Worldwide, Meridian IQ, Inc., MIQ LLC, Roadway Express Inc., Roadway LLC, Roadway Reverse Logistics, Inc., YRC Worldwide Technologies, Inc., Yellow Transportation, Inc., and YRC Worldwide Enterprise Services, Inc. (as of January 1, 2005) (collectively, the Company) are eligible to participate in the Plan. Generally, employees are not eligible to participate in the Plan if the employees are covered by collective bargaining agreements, working outside the United States on a permanent basis, non-resident aliens, leased employees, classified as independent contractors, or eligible to participate in a similar plan sponsored by an affiliate of the Company. Employees become eligible to participate in the Plan on the one-month anniversary of their employment with an employer and shall be eligible to become a participant on the first day of the calendar month after the completion of the one-month anniversary.

Contributions to the Plan can be made by both the Company and the employee. A participant may make pretax and after-tax contributions subject to Internal Revenue Service (IRS) and Plan limitations. Effective January 1, 2004 (January 1, 2000 in the case of employees of Roadway LLC or any of its subsidiaries), the Plan provides for automatic enrollment and a pretax contribution of 3% of compensation for employees who are eligible to participate. Employees may affirmatively elect not to participate in the Plan or elect a higher contribution rate, subject to the IRS and Plan limitations.

The Company makes a nondiscretionary matching contribution equal to 50% of each participant’s pretax contributions of up to maximum of 6% of the participant’s compensation for the plan year.

Each subsidiary of the Company participating in the Plan may make an additional discretionary matching contribution equal to a percentage of each participant’s pretax contributions for the plan year up to 6% of each participant’s compensation for the plan year.

For each plan year, each subsidiary of the Company participating in the Plan may make performance-based contributions in cash, Company common stock, or other property as determined by the Company. Any performance-based contribution allocated to the participants’ account is allocated based on the proportion of an individual participant’s compensation to the total employees’ compensation. There were no performance-based contributions in 2004 or 2005.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings or losses. A participant is entitled to the benefit that can be provided from any balances in the participant’s accounts, taking into consideration any vesting requirements.

(d)	Vesting

A participant shall at all times have a 100% vested and nonforfeitable interest in their accounts, including income attributable to the accounts, other than the prior profit sharing “A” account. Participants with account balances in the prior profit sharing “A” account shall become 100% vested (1) upon attaining 65 years of age while employed with the Company, or (2) upon termination of employment with the Company due to death or total and permanent disability. Otherwise, balances in prior profit sharing “A” accounts vest at the rate of 20% for each year of vesting service and become 100% vested after five or more years of vesting service.

(e)	Investment Options

Participants may direct the investment of future contributions made by them and on their behalf in any of a number of discretionary investment funds, except performance-based contributions and 50% of the nondiscretionary matching contributions which are invested in company common stock. Effective January 1, 2005, participants are able to transfer any performance-based contributions and matching contributions invested in company stock to any of the discretionary investment funds available to the participant. The discretionary investment funds represent a broad range of investment options with investment categories that range from those having potentially more inflation risk and less investment risk to those having less inflation risk and more investment risk, including a brokerage account feature. Participants may change their investment options daily.

Balances in the prior PAYSOP accounts and the prior profit sharing “A” accounts, which are accounts from other prior plans, are invested in company common stock. Any participant who has attained age 55 or older as of the beginning of any calendar month may elect, during that month, to have 50% or 100% of (1) his prior PAYSOP account, (2) his prior profit sharing “A” account, (3) his performance-based contribution account, and (4) any matching contribution accounts invested in company common stock transferred to any of the discretionary investment funds available to the participant.

(f)	Withdrawals

Under the Plan’s in-service withdrawal feature, participants are permitted to withdraw up to 100% of their after-tax contribution account and their rollover contribution account, up to 75% of their prior profit sharing “A” account (if the participant is fully vested in that account), and up to 100% of their pretax contribution account if the participant is age 59 1/2. Participants in the former Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ 401(k) Savings Plan also may withdraw amounts from their account balances which transferred from those former plans. This withdrawal option does not require compliance with the IRS financial hardship rules. Any withdrawal that constitutes a hardship withdrawal must meet the IRS requirements for a demonstrated financial need. Hardship withdrawals may be made from the pretax contribution accounts if the maximum non-hardship withdrawal has been made from the participant’s other accounts.

(g)	Participant Loans

Participant loans may be made from certain designated participant accounts. The Benefits Administrative Committee determines the rules for participant loans. Generally, the minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balance. Loan terms range from one year to five years. The participant’s account balances collateralize the participant’s loan. The rate of interest on the loans is 1% over the prime rate of interest published by The Wall Street Journal for the 15th day of the month immediately preceding the month in which the loan is made.

(h)	Termination Payments and Forfeitures

For terminated participants, the normal form of benefit distribution will be a single lump-sum benefit distribution with respect to accounts transferred into the Plan from the Roadway LLC 401(k) Stock Savings Plan and the Meridian IQ
401(k) Savings Plan and a qualified joint and survivor annuity with respect to all other accounts. A terminated participant may elect one of the optional forms of benefit distribution, including a lump-sum cash payment, equal periodic cash installments, or certain annuity options. For benefit distributions prior to March 28, 2005, generally, any participant account balance that does not exceed $5,000 will be paid in a single lump-sum cash payment. For benefit distributions on or after March 28, 2005, generally, any participant account balance that is more than $1,000 will be rolled over to an individual retirement plan if the participant does not elect a different distribution option.

Any nonvested portion of the participant’s prior profit sharing “A” account may be forfeited when a participant’s employment is terminated. Forfeitures are held in a suspense account until the end of the plan year and then may be used to make appropriate additions to the participant accounts to correct for shortages caused by processing delays, then to restore previous forfeitures for participants who are re-employed by the Company (as provided for in the Plan), then to pay reasonable administrative expenses of the Plan properly payable from the Plan trust fund, and finally to reduce future employer contributions. There were no forfeitures for the years ended December 31, 2005 and 2004.

(i)	Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investments

Investments are valued using quoted market prices. Investment purchases and sales are recorded on a trade-date basis.

(c)	Use of Estimates

Management makes estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.

(d)	Administrative Expenses

Administrative expenses incurred by the Plan were paid by the Plan in 2005 and 2004.

(3)	Plan Merger

With the transfer of assets on December 31, 2004, the Roadway LLC 401(k) Stock Savings Plan merged with and into the Plan, and Roadway LLC, Roadway Reverse Logistics, Inc. and Roadway Express, Inc. became subsidiaries of the Company participating in the Plan.

Furthermore, effective January 1, 2005, the Company amended and restated the Plan to reflect the merger of the Meridian IQ 401(k) Savings Plan and the Roadway LLC 401(k) Stock Savings Plan into the Plan and to make certain design changes. As provided in the Plan, however, certain provisions of the January 1, 2005 amended and restated Plan are effective as of another date. Events occurring before the applicable effective date of any provision of the January 1, 2005 amended and restated Plan shall be governed by the applicable provision of the Plan in effect on the date of the event.

(4)	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination. If the Plan is terminated, each participant’s account becomes 100% vested and nonforfeitable and the trust established within the Plan will continue until each account has been distributed.

(5)	Investments

Participants may direct investment of their accounts among several mutual funds that invest in stocks, money markets, U.S. government securities, and corporate bonds.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,073,592 and $46,422,409, respectively, as follows:

	2005	2004
Mutual Funds	$46,321,539	$22,966,865
YRC Worldwide Inc. Stock Fund	(36,206,988)	20,595,352
SCS Transportation Stock Fund	(1,040,959)	2,860,192

Total change in net assets	$9,073,592	$46,422,409

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31:

	2005	2004
YRC Worldwide Inc. Stock Fund	$144,239,601	$199,013,864
Fidelity Managed Income Portfolio II Class 2	103,596,702	112,573,290
Fidelity Magellan Fund	76,471,906	87,878,722
American Funds American Balanced Fund	54,760,444	51,849,429
Fidelity Puritan Fund	52,279,697	48,734,112
Van Kampen Growth and Income Fund Class A	54,862,970	46,756,609
Fidelity Spartan U.S. Equity Index Fund	41,717,017	42,666,752
Neuberger Berman Genesis Fund—Advisor Class	57,385,182	41,620,333

(6)	Nonparticipant-Directed Investments

Information about the net assets related to the nonparticipant-directed investments at December 31 is as follows:

	2005	2004
Investments, at fair value:
YRC Worldwide Inc. Stock Fund	$144,239,601	$199,013,864
SCS Transportation Stock Fund	9,249,231	11,072,491

Total Investments	153,488,832	210,086,355

Net assets available for benefits	$153,488,832	$210,086,355

Net assets related to the nonparticipant-directed investments included all amounts available to be divested by participants over the age of 55 as noted in note 1.

Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31 is as follows:

	2005	2004
Changes in net assets:
Contributions	$7,094,986	$3,136,867
Net realized and unrealized appreciation in fair value of investments	(37,247,947)	23,455,543
Benefits paid	(16,131,971)	(2,734,439)
Interfund transfers, net	(8,777,235)	(3,090,712)
Loan withdrawals	(1,535,356)	—
Transfers in from merged plans	—	141,512,433

Total change in net assets	$(56,597,523)	$162,279,692

(7)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Trustee), trustee of the Plan. Plan assets held by the trustee also consist of common stock of the Plan sponsor. Transactions related to these investments qualify as exempt party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(8)	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the IRS stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(9)	Subsequent Events

Effective as of January 1, 2006, the Plan was amended as follows:

(a)	If the ADP Test has not been satisfied, the Benefits Administrative Committee shall direct the Trustee to return the required amount of contributions to certain participants in order for the ADP test to be satisfied.

(b)	A participant shall at all times have a 100% vested and nonforfeitable interest in all his accounts, including a participant’s prior profit sharing “A” account.

(c)	A participant may elect to diversify up to 100% of one or more of his accounts regardless of the participant’s age.

YELLOW ROADWAY CORPORATION RETIREMENT SAVINGS PLAN

EIN : 20-0453812 PN: 005

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2005

	Investment description	Shares	Cost	Fair value
*	Fidelity Brokeragelink			$1,328,257
	PIMCO High Yield Fund Administrative Class	803,812 units	(1)	7,813,051
	American Funds American Balanced Fund	3,072,977 units	(1)	54,760,444
	American Funds Europacific Growth Fund Class A	606,727 units	(1)	24,936,479
	Neuberger Berman Genesis Fund—Advisor Class	2,022,742 units	(1)	57,385,182
	TCW Galileo Value Opportunities Fund Class I	1,054,629 units	(1)	23,212,380
	Van Kampen Growth and Income Fund Class A	2,671,031 units	(1)	54,862,970
	American Funds Growth Fund America Class R4	939,089 units	(1)	28,811,260
*	Fidelity Magellan Fund	718,451 units	(1)	76,471,906
*	Fidelity Retirement Government Money Market Portfolio	388 units	(1)	388
*	Fidelity Spartan U.S. Equity Index Fund	944,679 units	(1)	41,717,017
*	Fidelity Low-Priced Stock Fund	768,055 units	(1)	31,367,381
*	Fidelity Diversified International Fund	1,132,505 units	(1)	36,851,714
*	Fidelity Investment Grade Bond Fund	3,174,863 units	(1)	23,398,743
*	Fidelity Puritan Fund	2,791,228 units	(1)	52,279,697
*	Fidelity Freedom Income	39,169 units	(1)	445,354
*	Fidelity Freedom 2000	89,781 units	(1)	1,096,231
*	Fidelity Freedom 2010	713,968 units	(1)	10,031,254
*	Fidelity Freedom 2020	668,538 units	(1)	9,834,194
*	Fidelity Freedom 2030	156,998 units	(1)	2,358,111
*	Fidelity Freedom 2040	172,269 units	(1)	1,521,137
*	Fidelity Managed Income Portfolio II Class 2	103,596,702 units	(1)	103,596,702
*	Fidelity Freedom 2005	57,164 units	(1)	635,667
*	Fidelity Freedom 2015	191,434 units	(1)	2,211,062
*	Fidelity Freedom 2025	88,337 units	(1)	1,056,508
*	Fidelity Freedom 2035	53,131 units	(1)	649,787
*	Yellow Roadway Corp Stock Fund	4,194,250 units	$72,646,936	144,239,601
*	SCST Stock Fund	681,996 units	2,926,080	9,249,231
*	Loans to participants, interest rates ranging from 5% to 10% due in 2005 to 2010			11,830,267

				$813,951,975

*	Party-in-interest to the Plan.
(1)	Cost information may be omitted as plan assets are participant directed.

See accompanying independent registered public accounting firm’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YRC WORLDWIDE INC.
(Registrant)

Date: June 29, 2006	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of KPMG LLP